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                             April 10, 2023

       Toni Y. Hickey
       Chief Legal Officer and Corporate Secretary
       Atmus Filtration Technologies Inc.
       26 Century Boulevard
       Nashville, Tennessee 37214

                                                        Re: Atmus Filtration
Technologies Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 31,
2023
                                                            File No. 333-269894

       Dear Toni Y. Hickey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2023 letter.

       Form S-1/A Filed March 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 67

   1. You disclose on pages 32 and 66 that the appreciation of the U.S. dollar against foreign currencies has had a
negative impact on your consolidated results of operations. To the extent material, please
revise your results of operations to quantify for each period presented the impact
that foreign currency movements had on your results, including separate presentation
of the impact on your revenues and expenses.
 Toni Y. Hickey
FirstName   LastNameToni  Y. Hickey
Atmus Filtration  Technologies Inc.
Comapany
April       NameAtmus Filtration Technologies Inc.
       10, 2023
April 210, 2023 Page 2
Page
FirstName LastName
       You may contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing
cc:      Mark L. Mandel